UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-40543

POP CULTURE GROUP CO., LTD

(Translation of registrant’s name into English)

3rd Floor, No. 168 Fengqi Road

Jimei District, Xiamen City, Fujian Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Explanatory Note

Pop Culture Group Co., Ltd. (the “Company”) is furnishing its unaudited financial statements for the six months ended December 31, 2022 and incorporating such financial statements into the Company’s registration statement referenced below. The financial statements and notes are attached as Exhibit 99.1 to this report. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended December 31, 2022 is attached as Exhibit 99.2 to this report.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-266130), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended December 31, 2022 and 2021 (included in Exhibit 99.2)
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd.

Date: May 4, 2023	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chairman and Chief Executive Officer

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